Exhibit 3.3

State of Delaware Secretary of State Division of Corporations Delivered 04:38 PM 07/30/2015 FILED 04:38 PM 07/30/2015 SRV 151116510 - 5673019 FILE

NextGlass Technologies Corporation

Certificate of Amendment to

Certificate of Incorporation

July 27, 2015

NextGlass Technologies Corporation (the “Corporation”), a corporation organized and existing under the Delaware General Corporation Law, hereby certifies as follows:

FIRST: As of July 27, 2015, the Corporation had 5,000,000 shares of common stock issued and outstanding and no shares of Series Preferred Stock designated nor issued.

SECOND: by unanimous consent of the Board of Directors and by written consent of the shareholders, sn amendment to the Certificate of Incorporation of the Corporation, as written below, was adopted in accordance with Section 242 of the Delaware General Corporation Law.

THIRD: The first paragraph of Article Fourth to the Certificate of Incorporation shall be amended to read as follows:

“FOURTH:

The total number of shares of stock which the Corporation shall have authority to issue is 220,000,000 consisting of 200,000,000 shares of common stock, $.0001 par value per share, and 20,000,000 shares of preferred stock, $.0001 par value per share.”

The remainder of Article Fourth remains unchanged.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed and attested by its duly authorized officers, on this 27th day of July, 2015.

NEXTGLASS TECHNOLOGIES CORPORATION
Attest:
	BY:	/s/ Low Koon Poh
/s/ Low Koon Poh		Low Koon Poh
Secretary		Chief Executive Officer